RAYMOND JAMES & ASSOCIATES, INC.

February 27, 2014

VIA EDGAR

Mr. Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Guaranty Federal Bancshares, Inc.

Registration Statement on Form S-1 (Registration No. 333-191440)

Request for Acceleration of Effectiveness

Dear Mr. Clampitt:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby join Guaranty Federal Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on March 3, 2014, or as soon thereafter as may be practicable.

Very truly yours, Raymond James & Associates, Inc.

By:	/s/ Douglas F. Secord
Name:	Douglas F. Secord
Title:	Managing Director